UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934
(Amendment No.   )

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement
☐   **Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☐   Definitive Proxy Statement
☒   Definitive Additional Materials
☐   Soliciting Material under §240.14a-12

HALLIBURTON

HALLIBURTON COMPANY
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply)

☒   No fee required
☐   Fee paid previously with preliminary materials
☐   Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

Your **Vote** Counts!

HALLIBURTON COMPANY

2025 Annual Meeting
Vote by May 20, 2025
11:59 PM ET



HALLIBURTON

HALLIBURTON COMPANY
3000 N. SAM HOUSTON PARKWAY EAST
HOUSTON, TEXAS 77032

V62348-P27160

You invested in HALLIBURTON COMPANY and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on May 21, 2025.**

Get informed before you vote

View the Proxy Statement and 2024 Annual Report on Form 10-K online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 7, 2025. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639, or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.



For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number



Vote in Person at the Meeting*
May 21, 2025
9:00 AM CDT

3000 N. Sam Houston Parkway East
Life Center - Auditorium
Houston, Texas 77032

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Election of Directors	
Nominees:	
1a. Abdulaziz F. Al Khayyal	✔ **For**
1b. William E. Albrecht	✔ **For**
1c. M. Katherine Banks	✔ **For**
1d. Alan M. Bennett	✔ **For**
1e. Earl M. Cummings	✔ **For**
1f. Murry S. Gerber	✔ **For**
1g. Robert A. Malone	✔ **For**
1h. Jeffrey A. Miller	✔ **For**
1i. Maurice S. Smith	✔ **For**
1j. Janet L. Weiss	✔ **For**
1k. Tobi M. Edwards Young	✔ **For**
2. Ratification of Selection of Principal Independent Public Accountants.	✔ **For**
3. Advisory Approval of Executive Compensation.	✔ **For**
NOTE: IN THEIR DISCRETION, UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.	

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Delivery Settings".

V62349-P27160